Exhibit 17.1

Resignation from Protectus Medical, Inc.

Board of Directors

Please accept my immediate resignation from the Board of Directors of Protectus Medical Devices, Inc. and all of its predecessor corporations and entities.

I am resigning effective immediately as Chairman of Board, a director of the corporation and any and all officer positions I hold or have held in the corporation. For many personal reasons, I believe it is in my best interest to resign and turn the leadership over to Mr. Salstrom.

I wish the best to all of you in the pursuit of the success of this company.

Best regards,

/s/ John D. Olinger

John D. Olinger
December 14, 2010
11:30 AM Central Time